                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 4)

                               IPC HOLDINGS, LTD.
                                (NAME OF ISSUER)

                     COMMON SHARES, $.01 PAR VALUE PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                   G4933P 10 1
                                 (CUSIP NUMBER)

                               KATHLEEN E. SHANNON
                       SENIOR VICE PRESIDENT AND SECRETARY
                       AMERICAN INTERNATIONAL GROUP, INC.
                                 70 PINE STREET
                               NEW YORK, NEW YORK
                                 (212) 770-7000
            (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
                     TO RECEIVE NOTICES AND COMMUNICATIONS)

                                NOVEMBER 4, 2005
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

IF THE FILING PERSON HAS PREVIOUSLY FILED A STATEMENT ON SCHEDULE 13G TO REPORT
  THE ACQUISITION WHICH IS THE SUBJECT OF THIS SCHEDULE 13D, AND IS FILING THIS
      SCHEDULE BECAUSE OF RULE 13D-1(b)(3) OR (4), CHECK THE FOLLOWING BOX:

                                       [ ]

                        (CONTINUED ON THE FOLLOWING PAGE)

---------------------
CUSIP NO. G4933P 10 1
---------------------

--------------------------------------------------------------------------------
(1)  Name of Reporting Person/S.S. or I.R.S.
     Identification No. of Above Person

     American International Group, Inc. (I.R.S. Identification No. 13-2592361)
--------------------------------------------------------------------------------
(2)  Check the Appropriate Box if a Member of a Group

     (a) [ ]

     (b) [ ]
--------------------------------------------------------------------------------
(3)  SEC Use Only

--------------------------------------------------------------------------------
(4)  Source of Funds
     WC
--------------------------------------------------------------------------------
(5)  Check if Disclosure of Legal Proceedings is Required
     Pursuant to Item 2(e) or 2(f)
     [ ]
--------------------------------------------------------------------------------
(6)  Citizenship or Place of Organization
     Delaware, U.S.A.
--------------------------------------------------------------------------------
                     (7)  Sole Voting Power
                          15,397,000
                     -----------------------------------------------------------
Number of Shares     (8)  Shared Voting Power
Beneficially Owned        0
By Each Reporting    -----------------------------------------------------------
Person With          (9)  Sole Dispositive Power
                          15,397,000
                     -----------------------------------------------------------
                     (10) Shared Dispositive Power
                          0
--------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     15,397,000
--------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     [ ]
--------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     24.2%
--------------------------------------------------------------------------------
(14) Type of Reporting Person
     HC, CO
--------------------------------------------------------------------------------

          This Amendment No. 4 (this "Amendment") to the Statement on Schedule 13D filed by American International Group, Inc. ("AIG") amends and restates in its entirety AIG's Statement on Schedule 13D (the "Statement") originally filed by AIG on April 9, 1996.

     Item 1. Security and Issuer.

          This Amendment relates to the common shares, par value $.01 per share ("Common Shares"), of IPC Holdings, Ltd., a Bermuda corporation (the "Company" or the "Issuer"). The principal executive offices of the Company are located at American International Building, 29 Richmond Road, Pembroke HM08, Bermuda.

     Item 2. Identity and Background.

          General

          Starr International Company, Inc., a Panamanian corporation ("SICO"), has the sole power to vote and direct the disposition of 310,905,397 shares of common stock, par value $2.50 per share, of AIG ("AIG Shares"). C.V. Starr & Co., Inc., a Delaware corporation ("Starr"), has the shared power to vote and direct the disposition of 47,337,246 AIG Shares (18,644,278 of which are held by the C.V. Starr & Co., Inc. Trust ("Starr Trust"), of which Starr is a beneficiary). Maurice R. Greenberg, a United States citizen, has the sole power to vote and direct the disposition of 2,902,938 AIG Shares, 52 of which are held directly by Mr. Greenberg and 2,902,886 of which may be acquired pursuant to stock options previously granted by AIG to Mr. Greenberg as a then officer and director of AIG. Mr. Greenberg has shared power to vote and direct the disposition of 90,931,972 AIG Shares, 43,488,151 of which are held as a tenant in common with Mr. Greenberg's wife, 106,627 of which are held in family trusts of which Mr. Greenberg is a trustee, and 47,337,246 of which are held by Starr (18,644,278 shares of which are held by the Starr Trust, for which Starr is a beneficiary and Mr. Greenberg is a trustee). Mr. Greenberg owns 12.8% of the voting common stock of Starr, and has irrevocable proxies until January 17, 2006, to vote in the aggregate, together with his direct ownership, 32.3% of the voting common stock of Starr. Edward E. Matthews, a United States citizen, has the sole power to vote and direct the disposition of 1,991,635 AIG Shares, 1,569,135 of which are held directly by Mr. Matthews and 422,500 of which may be acquired pursuant to stock options previously granted by the Issuer to Mr. Matthews as a then officer and director of AIG. Mr. Matthews has shared power to vote and direct the disposition of 18,667,178 AIG Shares, 22,900 of which are held by Mr. Matthews' wife and 18,644,278 of which are held by the Starr Trust, for which Starr is a beneficiary and Mr. Matthews is a trustee.

          The principal executive offices of SICO are located at Clifton House-Suite 59, Lower Fitzwilliam Street, Dublin 2, Ireland and Mercury House, 101 Front Street, Hamilton HM12, Bermuda. The principal executive offices of Starr are located at 399 Park Avenue, 17th Floor, New York, New York 10022. The names of the directors and executive officers ("Covered Persons") of AIG, SICO, and Starr, their business addresses and principal occupations, including the businesses addresses and principal occupations of Messrs. Greenberg and Matthews, are set forth in Exhibit A attached hereto, which is incorporated herein by reference in its entirety. The business address indicated for Messrs. Greenberg and Matthews and each other Covered Person is also the address of the principal employer of such person. Each of the Covered Persons is a citizen of the United States, except for Messrs. Sullivan, Tse and Walsh, who are British Subjects, Mr. Marshall A. Cohen, who is a Canadian citizen, Dr. Jacob A. Frenkel, who is a citizen of the State of Israel and the Republic of Poland, and Mr. Zalamea, who is a citizen of the Republic of the Philippines. SICO owns 1,250,000 Common Shares of the Company. AIG disclaims any beneficial interest in the Common Shares of the Company owned by SICO.

          Except as provided for in the next sentence, all information provided in this Amendment (including, without limitation, in this Item 2 and Exhibit A to this Amendment) with respect to Messrs. Greenberg and Matthews, SICO and Starr and their respective directors and executive officers is provided based solely on the information set forth in the Schedule 13D relating to AIG Shares, dated November 23, 2005, filed on behalf of Messrs. Greenberg and Matthews, SICO and Starr and the Form 4 relating to AIG Shares filed by Mr. Greenberg on December 16, 2005. The information provided in this Amendment with respect to the ownership of, and transactions in, the Common Shares of the Company by Messrs. Greenberg and Matthews, SICO and Starr and their respective directors and executive officers is provided based solely on publicly available information. In each case, such information may not be accurate or complete and AIG takes no responsibility therefor and makes no representation to its accuracy or completeness as of the date hereof or any subsequent date.

          PNC Settlement

          In November 2004, AIG and AIG Financial Products Corp. ("AIGFP"), a subsidiary of AIG, reached a final settlement with the Securities and Exchange Commission ("SEC"), the Fraud Section of the United States Department of Justice ("DOJ") and the United States Attorney for the Southern District of Indiana with respect to issues arising from certain structured transactions entered into with Brightpoint, Inc. and The PNC Financial Services Group, Inc. ("PNC"), the marketing of transactions similar to the PNC transactions and related matters.

          AIG, without admitting or denying the allegations in the SEC complaint, consented to the issuance of a final judgment: (a) permanently enjoining it and its employees and related persons from violating section 10(b) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), Exchange Act Rule 10b-5, and Section 17(a) of the Securities Act of 1933, as amended (the "Securities Act"), and from aiding and abetting violations of Sections 13(a) and 13(b)(2)(A) of the Exchange Act and Exchange Act Rules 12b-20, 13a-1, and 13a-13; (b) ordering it to disgorge the $39,821,000 in fees that it received from the PNC transactions, plus prejudgment interest of $6,545,000; and (c) providing for AIG to establish a transaction review committee to review the appropriateness of certain future transactions and to retain an independent consultant to examine certain transactions entered into between 2000 and 2004 and review the policies and procedures of the transaction review committee.

          The settlement with the DOJ consists of separate agreements with AIG and AIGFP and a complaint filed against, and deferred prosecution agreement with, AIGFP PAGIC Equity Holding Corp. ("AIGFP PAGIC"), a wholly-owned subsidiary of AIGFP. Under the terms of the settlement, AIGFP paid a monetary penalty of $80 million and, provided that AIG, AIGFP and AIGFP PAGIC satisfy their obligations under the DOJ agreements, the DOJ will seek a dismissal with prejudice of the AIGFP PAGIC complaint after 13 months and will not prosecute AIG or AIGFP in connection with the PNC transactions or the Brightpoint transaction that was settled by AIG with the SEC in 2003. The obligations of AIG, AIGFP and AIGFP PAGIC under the DOJ agreements relate principally to cooperating with the DOJ and other federal agencies in connection with their related investigations.

     Item 3. Source and Amount of Funds or Other Consideration.

          AIG used its available working capital to make the purchase described in the response to Item 4 of this Amendment. In the event an action described in the last paragraph of Item 4 occurs after the date hereof, the source and amount of any funds used by AIG will depend on the nature and timing of the action.

     Item 4. Purpose of Transaction.

          The purpose of the acquisition of the Common Shares by AIG was for investment.

          On October 31, 2005, the Company entered into a letter agreement (the "Letter Agreement") with AIG. Under the Letter Agreement, the Company agreed to issue and sell directly to AIG an aggregate of 3,341,000 Common Shares concurrently with a public offering of the Common Shares by the Company, and up to an additional 334,000 Common Shares in the event that the underwriters exercise their over-allotment option in the offering, in each case at the public offering price. On November 4, 2005, AIG completed the purchase of 3,675,000 Common Shares at $26.25 per share, which included the Common Shares issuable upon the exercise of the underwriters' over-allotment option. AIG's purchase of the Common Shares was designed to maintain AIG's percentage ownership of the Common Shares at approximately 24%.

          In the Letter Agreement, the Company has also agreed to provide AIG with certain demand registration rights covering the Common Shares owned by AIG prior to November 4, 2005 and the Common Shares that AIG that acquired on November 4, 2005 pursuant to the Letter Agreement, in all cases for seven years following termination of the lock-up period described below.

          The lock-up period is documented in a separate letter agreement (the "Lock-Up Letter"), dated as of October 25, 2005, by and among Citigroup Global Markets Inc. and Morgan Stanley & Co. Incorporated (together, the "Managers") and AIG. Pursuant to the Lock-Up Letter, among other things, AIG agreed that, for a period ending 60 days after October 31, 2005, AIG will not, without the prior written consent of the Managers: (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any Common Shares or any securities convertible into or exercisable or exchangeable for Common Shares, or
(ii) enter into any swap or other arrangement that transfers to another, in whole or in part, the economic consequences of ownership of the Common Shares, regardless of whether any such transaction described in (i) or (ii) above is to be settled by delivery of Common Shares or other securities, in cash or otherwise.

          The demand registration rights set forth in the Letter Agreement are being provided by the Company to AIG on the terms and subject to the conditions specified with respect to demand registration rights held by AIG pursuant to the previously in-effect Registration Rights Agreement, dated as of March 13, 1996 (the "Registration Rights Agreement"), by and between the Company and certain rightholders set forth therein. Under the Registration Rights Agreement, AIG has the right, on a specified number of occasions, to require the Company to register Common Shares under the Securities Act. In the Letter Agreement, AIG has agreed to pay all of the Company's out-of-pocket expenses (as well as bear its own expenses) in connection with the performance by the Company of its registration obligations under the Letter Agreement.

          The foregoing summary of the Letter Agreement, the Lock-Up Letter and the Registration Rights Agreement is qualified in its entirety by reference to Exhibits B, C and D, respectively, which are incorporated herein by reference.

          Except as disclosed herein, neither AIG, nor, to the best knowledge of AIG, any of the Covered Persons, has any plans or proposals which relate to or which would result in any of the actions specified in subparagraphs (a) through
(j) of Item 4 of Schedule 13D. However AIG intends to review its investment in the Company on a continuing basis and may, as part of this ongoing evaluation of its investment, formulate new plans or proposals which could relate to or which could result in one or more of the actions referred to in paragraphs (a) through
(j) of Item 4 of Schedule 13D, including, without limitation, increasing or decreasing of the size of AIG's investment in the Company.

     Item 5. Interest in Securities of Issuer.

          (a) and (b). The information required by these paragraphs is set forth in Items 7 through 11 and 13 of the cover page of this Amendment.

          (c). Other than as described in this Amendment, AIG, to the best of AIG's knowledge and except as set forth below, the Covered Persons, and, based solely on the information described in the last paragraph of Item 2 above, Messrs. Greenberg and Matthews, SICO and Starr and their respective directors and executive officers, have not engaged in any transactions in the Common Shares within the past 60 days.

          (d) and (e). Not applicable.

     Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

          The response to Item 4 of this Amendment is incorporated by reference herein in its entirety.

     Item 7. Materials to be Filed as Exhibits.

          (A) List of the Directors and Executive Officers of American International Group, Inc., Starr International Company, Inc., and C.V. Starr & Co., Inc., their business addresses and principal occupations.

          (B) Letter Agreement, dated as of October 31, 2005, by and between American International Group, Inc. and IPC Holdings, Ltd.

          (C) Registration Rights Agreement, dated as of March 13, 1996, by and between IPC Holdings, Ltd. and the Rightholders identified therein (including, without limitation, American International Group, Inc.).

          (D) Lock-Up Letter Agreement, dated as of October 25, 2005, by and among American International Group, Inc. and Citigroup Global Markets Inc. and Morgan Stanley & Co. Incorporated (acting severally on behalf of themselves and the several underwriters of the Offering).

                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: December 19, 2005

                                      AMERICAN INTERNATIONAL GROUP, INC.


                                      By: /s/ Kathleen E. Shannon
                                          --------------------------------------
                                      Name: Kathleen E. Shannon
                                      Title: Senior Vice President and Secretary

                                  EXHIBIT INDEX

Exhibit No.                  Description                         Location
-----------   -----------------------------------------   ----------------------
A.            List of the Directors and Executive         Filed herewith.
              Officers of American International Group,
              Inc., Starr International Company, Inc.
              and C.V. Starr & Co., Inc., their
              business addresses and principal
              occupations.

B.            Letter Agreement, dated as of October 31,   Incorporated by
              2005, by and between American               reference to Exhibit
              International Group, Inc. and IPC           1.3 to the Current
              Holdings, Ltd.                              Report on Form 8-K
                                                          (File No. D-27662)
                                                          dated as of November
                                                          3, 2005.

C.            Registration Rights Agreement, dated as     Incorporated by
              of March 13, 1996, by and between IPC       reference to Exhibit E
              Holdings, Ltd. and Rightholders             to the Schedule 13D/A
              identified therein (including, without      filed by American
              limitation, American International Group,   International Group,
              Inc.).                                      Inc. on April 9, 1996.

D.            Lock-Up Letter Agreement, dated as of       Filed herewith.
              October 25, 2005, by and among American
              International Group, Inc. and Citigroup
              Global Markets Inc. and Morgan Stanley &
              Co. Incorporated (acting severally on
              behalf of themselves and the several
              underwriters of the Offering).


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